Mail Stop 4561

April 27, 2007

Jack Pearlstein, Chief Financial Officer
Solera Holdings, LLC
6111 Bollinger Canyon Road, Suite 200
San Ramon, CA 94583

> **Re:** **Solera Holdings, LLC**
> **Registration Statement on Form S-1/A**
> **File No. 333-140626**
> **Filed on April 17, 2007**

Dear Mr. Pearlstein:

We have reviewed your amended filing and have the following additional comments relating to the financial statements and related matters. Further comment, if any, relating to comments 17 and 18 of our letter dated April 12, 2007, will be provided under separate cover.

Management's Discussion and Analysis of Operations of Operations, page 38

Critical Accounting Policies and Estimates, page 52

Unit-Based Compensation, page 54

1. Please revise your disclosures to provide more information regarding the allocation between common and preferred units as of each valuation date. These disclosures should describe the methodology and assumptions used in more detail so readers understand how the allocation was determined. Explain why you believe that the IRR method was the appropriate approach considering your particular circumstances and describe how the material assumptions were determined. Quantitative information should be provided to the extent necessary for readers to fully understand your valuations and you should consider providing information substantially similar to that in your responses to comment 9 and 10 of our letter dated April 12, 2007. In addition, provide a more robust explanation for

readers regarding the allocation of the increases in value subsequent to July 25, 2006. Specifically, you have not clearly described the link between the terms of your preferred units and the limited amount of the increase in enterprise value that was allocated to those preferred units.

2. We note that you did not use marketability discounts as described in your response to comment 13 of our letter dated April 12, 2007. Please explain to us how this reconciles with your explanation regarding the use of such discounts in the penultimate paragraph of your response to comment 32 in your letter to us dated March 26, 2007.

Financial Statements

Note 15. Contractual Commitments, Contingencies, and Off-Balance-Sheet Arrangements, page F-37

3. We note your disclosure that you believe that the ultimate liability will not have a material adverse effect on your financial statements. Please note that this disclosure does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with SFAS 5 and SAB Topic 5Y.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding the financial statements or related matters. Please contact Jay Ingram at (202) 551-3397 with any other questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Dennis Myers, Esq.
         Kirkland & Ellis LLP
         by facsimile: 312-861-2200